-----------------------------
                                                      OMB APPROVAL
                                                  -----------------------------
                                                  OMB Number          3235-0145
                                                  Expires:    December 31, 2005
                                                  Estimated average burden
                                                  hours per response . . . . 11
                                                  -----------------------------


                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*


                     INRANGE TECHNOLOGIES CORPORATION
-------------------------------------------------------------------------------
                              (Name of Issuer)

              CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                45769V 20 6
-------------------------------------------------------------------------------
                              (CUSIP Number)


                                MAY 5, 2003
-------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      |_|   Rule 13d-1(b)

      |X|   Rule 13d-1(c)

      |_|   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP  No.  45769V  20 6                                    Page  2 of 5  Pages

         Names of Reporting Persons.
    1. I.R.S. Identification Nos. of above persons (entities only). SPX FOUNDATION / 38-6058308

         Check the Appropriate Box if a Member of a Group (See       (a)    |_|
    2.   Instructions)                                               (b)    |_|


         SEC USE ONLY
    3.


         Citizenship or Place of Organization
    4.
            MICHIGAN

                      Sole Voting Power
     NUMBER OF    5.
                         0
      SHARES
                      Shared Voting Power
   BENEFICIALLY   6.
                         0
     OWNED BY

       EACH           Sole Dispositive Power
                  7.
     REPORTING
                         0
      PERSON
                      Shared Dispositive Power
       WITH:      8.
                         0

         Aggregate Amount Beneficially Owned by Each Reporting Person
    9.
            0

         Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    10.  (See Instructions)                                                 |_|


         Percent of Class Represented by Amount in Row (9)
    11.
            0%

         Type of Reporting Person (See Instructions)
    12.
            OO

CUSIP  No.  45769V  20 6                                    Page  3 of 5  Pages

Item 1(a).  Name of Issuer

            Inrange Technologies Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices

            100 Mt. Holly By-Pass
            P.O. Box 440
            Lumberton, New Jersey 08048

Item 2(a).  Name of Person Filing

            SPX Foundation

Item 2(b).  Address of Principal Business Office or, if none, Residence

            700 Terrace Point Drive
            Muskegon, Michigan 49440

Item 2(c).  Citizenship

            Michigan

Item 2(d).  Title of Class of Securities

            Class B Common Stock, par value $0.01 per share

Item 2(e).  CUSIP Number

            45769V 20 6

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            (a) - (j) Not applicable.

Item 4.     Ownership

            (a)   Amount beneficially owned:  0

            (b)   Percent of class:  0%

            (c)   Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote - 0

                  (ii)  Shared power to vote or to direct the vote - 0

                  (iii) Sole power to dispose or to direct the disposition of
                  - 0

CUSIP  No.  45769V  20 6                                    Page  4 of 5  Pages

                  (iv) Shared power to dispose or to direct the disposition of - 0

Item 5.     Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not applicable.

Item 8.     Identification and Classification of Members of the Group

            Not applicable.

Item 9.     Notices of Dissolution of Group

            Not applicable.

Item 10.    Certification

            (a)   Not applicable.

            (b) By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP  No.  45769V  20 6                                    Page  5 of 5  Pages


                                 SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




 Dated:  May 13, 2003               SPX FOUNDATION



                                    By: /s/ Christopher J. Kearney
                                       -------------------------------------
                                       Name:  Christopher J. Kearney
                                       Title: Trustee